

Mail Stop 4628

December 23, 2016

G. Larry Lawrence
Chief Financial Officer
Natural Gas Services Group, Inc.
508 West Wall Street, Suite 550
Midland, Texas 79701

> **Re:** **Natural Gas Services Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **Definitive Proxy Statement**
> **Filed April 29, 2016**
> **File No. 001-31398**

Dear Mr. Lawrence:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Selected Financial Data, page 20

1. We note your presentation of the non-GAAP measure gross margin. Explain to us why you believe the title for this non-GAAP measure is not the same as, or very similar to, the title used for a GAAP financial measure. See the FASB ASC master glossary and Item 10(e)(1)(ii)(E) of Regulation S-K.

2. Your presentation of the non-GAAP measure gross margin includes a reconciliation to net income. Explain to us why you believe net income represents the most directly comparable financial measure calculated and presented in accordance with GAAP. See Item 10(e)(1)(i)(A) of Regulation S-K.

Statements of Income, page F-3

3.   You present cost of rentals, cost of sales and cost of service and maintenance, exclusive of depreciation. However, you do not disclose the amount of depreciation excluded from each line item. If you are relying on the accommodation outlined in SAB Topic 11.B in excluding depreciation and amortization from certain cost and expense categories, you should separately report depreciation and amortization that is attributable to each line from which it has been excluded.

Notes to Financial Statements, page F-6

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition

4.   We note the disclosure indicating that you have recognized revenue under bill and hold arrangements. Explain to us, in detail, how you have satisfied each of the criteria identified in SAB Topic 13.A.3.a for these arrangements. As part of your response, send us a copy of a representative sales agreement for a bill and hold transaction.

Definitive Proxy Statement

Annual Incentive Bonus Plan, page 34

5.   We note your discussion of your Annual Incentive Bonus Plan. Please tell us what consideration you gave to including this compensatory agreement pursuant to Item 601(b)(10)(iii) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at (202) 551-3193 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen *for*

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources